Exhibit (a)(1)(C)

DDR Announces Put Option for its 1.75%

Convertible Senior Notes due 2040

BEACHWOOD, Ohio, (Oct. 6, 2015) — DDR Corp. (NYSE: DDR) today announced the following matters with respect to its 1.75% Convertible Senior Notes due 2040 (CUSIP No. 251591 AX1) (the “notes”):

Offer to Purchase

DDR announced its offer to purchase from the holders of the notes all or any part of such holders’ notes (the “Offer”) on November 15, 2015 (the “Repurchase Date”). The repurchase price will be $1,000 in cash per $1,000 principal amount of the notes, plus unpaid interest accrued thereon to, but excluding, the Repurchase Date (the “Repurchase Price”). If all outstanding notes are validly tendered for repurchase, the aggregate repurchase price will be $350,000,000, excluding any required payments of accrued and unpaid interest. DDR intends to use to use cash on hand and/or borrowings under its revolving credit facility to pay the Repurchase Price, which will be paid as promptly as practicable after the Repurchase Date.

Holders may exercise their option to require DDR to repurchase their notes by delivering a repurchase notice and validly tendering and not validly withdrawing their notes to U.S. Bank National Association, the paying agent, before the expiration of the Offer at 5:00 p.m., New York City time, on November 10, 2015.

Redemption

DDR also announced today its intent to redeem, on November 20, 2015, any and all notes that remain outstanding following the expiration of the Offer and that are not otherwise converted as described below. The redemption price will be $1,000 in cash per $1,000 principal amount of the notes to be redeemed plus unpaid interest accrued thereon to, but excluding, such date (the “Redemption Price”).

Conversion

Because DDR has elected to redeem the notes, the notes have become convertible. Upon conversion, the conversion price will consist of cash up to the aggregate principal amount of the notes to be converted (the “Base Conversion Price”), and common shares (or cash in lieu of fractional shares) in respect of the remainder, if any, of DDR’s conversion obligation in excess of the aggregate principal amount of the notes being converted (the “Premium,” and, together with the Base Conversion Price, the “Conversion Price”). The notes are convertible prior to 5:00 p.m., New York City time, on November 18, 2015. The current conversion rate is 69.2170 common shares per $1,000 principal amount of the notes. Upon conversion, the Premium, if any, will be calculated in accordance with the indenture governing the notes by reference to the current applicable conversion rate and the daily volume-weighted average price per share of DDR’s common shares for the period from October 7, 2015 through November 17, 2015. If a holder of notes elects to tender in connection with the Offer, the notes validly tendered will cease to be convertible unless the notes are validly withdrawn before the expiration of the Offer.

The following chart contains key dates and information with respect to the Offer, the redemption and the conversion of the notes:

Date	Calendar Date	Event

Offer to Purchase

Expiration Date of the Offer	5:00 p.m., New York City time, on November 10, 2015	The last day and time for holders of the notes to validly surrender the notes to the Paying Agent (and not have validly withdrawn such surrendered notes) to participate in the Offer.

Repurchase Date	November 15, 2015	Payment of the Repurchase Price will be made promptly following the Repurchase Date, which the Company expects will be November 16, 2015, the first business day following the Repurchase Date.

Conversion of the Notes

Determination of Conversion Price	November 17, 2015	The date on which the Conversion Price will be determined in accordance with the terms of the indenture governing the notes.

Deadline to Convert Notes	5:00 p.m., New York City time, on November 18, 2015

The last day and time for holders to tender convert their Notes. Payment of the Conversion Price will be made promptly following such date, which the Company expects will be November 19, 2015, the first business day following such date.

Redemption of the Notes

Date of Redemption	November 20, 2015	Payment of the Redemption Price will be made on or promptly following such date.

DDR has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and has made available to holders of the notes, through the Depository Trust Company, documents specifying the terms, conditions and procedures for tendering and withdrawing notes for repurchase. Holders of the notes are encouraged to read these documents carefully before deciding to convert their notes or to exercise their option to require DDR to repurchase their notes because these documents contain important information regarding these transactions. Holders of the notes and other interested parties may obtain a free copy of these statements and other relevant documents at the SEC’s website, http://www.sec.gov, or from DDR’s website at www.ddr.com, or from DDR Corp. at 3300 Enterprise Parkway, Beachwood, Ohio 44122, Attn: Matt Lougee, Senior Vice President of Finance, telephone (216) 755-5500, or from the Trustee, Paying Agent and Conversion Agent for the Offer at U.S. Bank National Association, Attn: Corporate Actions, 111 Fillmore Avenue, St. Paul, Minnesota 55107-1402.

About DDR Corp.

DDR is an owner and manager of 382 value-oriented shopping centers representing 116 million square feet in 41 states and Puerto Rico. The Company’s portfolio is comprised primarily of large-format power centers located in top markets across the United States, and is actively managed to create long-term shareholder value. DDR is a self-administered and self-managed REIT operating as a fully integrated real estate company, and is publicly traded on the New York Stock Exchange under the ticker symbol DDR. Additional information about the Company is available at www.ddr.com.

Safe Harbor

DDR Corp. considers portions of the information in this press release to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as supply of space or a reduction in demand for real estate in the area; competition from other available space; dependence on rental income from real property; the loss of, significant downsizing of or bankruptcy of a major tenant; constructing properties or expansions that produce a desired yield on investment; our ability to buy or sell assets on commercially reasonable terms; our ability to complete acquisitions or dispositions of assets under contract; our ability to secure equity or debt financing on commercially acceptable terms or at all; our ability to enter into definitive agreements with regard to our financing and joint venture arrangements or our failure to satisfy conditions to the completion of these arrangements; the success of our capital recycling strategy; and our decision not to redeem any notes not tendered in the Offer. For additional factors that could cause the results of the Company to differ materially from those indicated in the forward-looking statements, please refer to the Company’s Form 10-K for the year ended December 31, 2014, as amended. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Source: DDR Corp.

Investor Contact

Matt Lougee

Senior Vice President of Finance

216.755.5500